

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via E-mail
Georgi Parrik, President
Antaga International Corp.
4405 Powell Avenue
Montreal, QC Canada H4P 1E5

  RE: **Antaga International Corp.**
        Amendment No. 3 to Form S-1
        Filed June 23, 2011
        File No. 333-170091

Dear Mr. Parrik:

     We have reviewed your revised registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

There is no guarantee that we will compliant in the time frame estimated …, page 8

1.   Please revise your risk factor to clarify the risk being addressed in both the subheading and the body of the risk factor.

Plan of Operations, page 20

2.   We note your statement in third milestone under the three month time period that "during this period we plan to introduce ourselves with the regulations and requirements, if any, for importing our products in Scandinavian countries." Please revise your disclosure to clarify your statement. We note your response to comment 4 in our letter dated June 13, 2011 that your disclosure in the Compliance with Government Regulations section

addresses all the regulations in Sweden and Finland regarding importing and distributing our nutritional health supplements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan, staff accountant at (202) 551-3388 or Brian Bhandari, accounting reviewer at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551- 3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds,
Assistant Director